FILED PURSUANT TO GENERAL
                                                     INSTRUCTION II.L. OF
                                                     FORM F-10
                                                     FILE NO. 333-104275



                              PROSPECTUS SUPPLEMENT

            To Short Form Base Shelf Prospectus Dated August 4, 2003


No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base prospectus dated August 4, 2003 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering                                             December 17, 2003
------------------

                                [GRAHIC OMITTED]

                                AXCAN PHARMA INC.
          US$125,000,000 4 1/4% Convertible Subordinated Notes due 2008
                             8,924,113 Common Shares

Axcan Pharma Inc. ("Axcan") issued and sold on March 5, 2003 US$125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008 (the "Notes"), on a private placement basis, at an issue price of $1,000 per Note. Under limited circumstances, the Notes are initially convertible into 8,924,113 common shares. This supplement to the Prospectus (the "Prospectus Supplement") may be used by selling security holders ("Securityholders") in connection with resales of Notes and the common shares issuable upon conversion of the Notes (collectively, the "Securities").

The Notes are currently eligible for trading on the PORTAL market of the National Association of Securities Dealers, Inc. The common shares are listed on the Toronto Stock Exchange Inc. (the "TSX") under the symbol "AXP" and on the Nasdaq National Market ("Nasdaq") under the symbol "AXCA".

Investing in the Notes or the common shares involves risks. Please carefully consider the "Risk Factors" beginning on page 1 of the Prospectus.

The Securities may be offered by Securityholders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq and the TSX. In the United States, Securityholders may be deemed to be "underwriters" as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Any resale of the Securities in the Province of Quebec will be undertaken pursuant to the applicable provisions of the Securities Act (Quebec). Any profits realized by Securityholders in the United States may be deemed to be underwriting compensation. If the Securityholders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Securities as principals, any profits received by such underwriters or dealers on the resale of the Securities may be deemed to be underwriting compensation under the U.S. Securities Act.

Axcan will not receive any of the proceeds from the resale of the Securities by any of the Securityholders.

The earnings coverage of Axcan for the 12 months ended September 30, 2003 is 4.8 to one in accordance with Canadian GAAP and 6.1 to one in accordance with U.S. GAAP. See "Earnings Coverage".

This Prospectus Supplement and the accompanying Prospectus are filed in Canada and, in the United States, by a "foreign private issuer" as defined by the U.S. Securities Act, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with applicable Canadian disclosure requirements. Prospective United States investors should be aware that such requirements are different from those of the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                         Page
                                         ----
Plan of Distribution.........................2
Recent Developments..........................2
Earnings Coverage...........................11
Incorporation by Reference..................13



Prospectus                               Page
----------                               ----

Trademarks..................................i
Forward-Looking Statements..................ii
Risk Factors................................1
Use of Proceeds.............................12
Capitalization..............................12
Dividend Policy.............................12
Earnings Coverage...........................13
Business....................................15
Description of Credit Agreement.............24
Description of Notes........................26
Certain Income Tax Considerations...........47




Description of Share Capital................55
Transfer Agent and Registrar................58
Plan of Distribution........................59
Legal Matters...............................62
Independent Auditors........................62
Purchasers' Statutory Rights................62
Incorporation by Reference..................63
Additional Information......................65
Certificate of Axcan........................C-1
Schedule "A"................................S-1



This document is in two parts. The first part is this Prospectus Supplement which updates information contained in the accompanying Prospectus dated August 4, 2003 as supplemented by the prospectus supplement dated August 20, 2003 (the "First Supplement"), the prospectus supplement dated October 10, 2003 (the "Second Supplement") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information.

Only the information contained or incorporated by reference in the accompanying Prospectus, including the First Supplement, the Second Supplement and this Prospectus Supplement, should be relied upon. Axcan has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities may not be sold in any jurisdiction where the sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. Axcan's business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise stated in this Prospectus Supplement, all dollar amounts appearing in this Prospectus Supplement are stated in the lawful currency of the United States of America and "Axcan," "we," "us" and "our" refer to Axcan Pharma Inc. and its direct and indirect subsidiaries.

                         -------------------------------

Plan of Distribution


The Securityholders listed in Schedule A to this Prospectus Supplement have delivered a completed selling securityholders' questionnaire to us and may sell at any time, or from time to time, pursuant to this Prospectus Supplement and the accompanying Prospectus, the aggregate principal amount of the Notes set forth in Schedule A to this Prospectus Supplement, and the aggregate principal amount payable of the Notes held by such Securityholders shall thereafter be reduced to the extent of such sales. The Notes held by the Securityholders were either acquired by them upon the issuance of the Notes on March 5, 2003 at a price of $1,000 per Note, or in subsequent transactions thereafter at varying prices.


Recent Developments

Axcan Reports Results for the Fourth Quarter and for Fiscal 2003


Overview


Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. Axcan seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, VIOKASE and PANZYTRAT for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other cancers. In addition, Axcan currently has three products pending approval, one an additional indication in Europe for a currently marketed product, one a new formulation for a product currently marketed in the United States and the third one, an indication for a new product in the United States. Axcan also has a number of pharmaceutical projects in all phases of development. Axcan reported revenue of $48.7 million and operating income of $2.2 million for the three-month period ended September 30, 2003. For the year ended September 30, 2003, revenue was $179.1 million and operating income was $39.4 million. During the fourth quarter of the year, Axcan acquired an exclusive license to develop, manufacture and market ITAX(TM). Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research contract liabilities. Because ITAX(TM) is a product under development that has not reached technological feasibility and has no known alternative uses, it is considered to be acquired in-process research and therefore, for accounting purposes, was expensed in the period of acquisition.


Much of Axcan's recent sales growth is derived from sales in the United States and from sales from the French subsidiary, following recent acquisitions in Europe. During the first quarter of the 2003 fiscal year, Axcan acquired the world wide rights to the PANZYTRAT enzyme product line from Abbott Laboratories (Abbott) and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. ("Aventis") for the French market. Revenue from sales of Axcan's products in the United States was $113.9 million (63.6% of total revenue) for the year ended September 30, 2003, compared to $100.1 million for fiscal year 2002. Revenue from Canada was $20.6 million (11.5% of total revenue) for the year ended September 30, 2003, compared to $17.4 million for fiscal year 2002. Revenue from France, including domestic and foreign sales, amounted to $44.2 million, (24.7% of total revenue) for the year ended September 30, 2003, compared to $14.8 million for fiscal year 2002.


Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products for the treatment of gastrointestinal diseases and disorders, to large pharmaceutical wholesalers and large chain pharmacies.


Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.


Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses.


Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.


During December 2002, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45 million plus transaction expenses. The majority of PANZYTRAT sales is in Europe. During the period of marketing authorization transfer, which may run until May 2004, Abbott acts as an agent for the management of the product line sales. For the year ended September 30, 2003, Axcan reported revenue of $9,463,645 representing the net sales from this product line less cost of goods sold and other Abbott related expenses. At the end of December 2002, Axcan acquired the rights to DELURSAN from Aventis for the French market for a cash purchase price of $22.8 million plus transaction expenses. Axcan began to market this product in the second quarter.


Critical Accounting Policies


Axcan decided, for the year beginning October 1, 2002, to switch from Canadian Generally Accepted Accounting Principles ("GAAP") to United States of America ("U.S.") GAAP as its primary reporting convention. The change in GAAP was influenced by our desire to better meet the needs of our shareholders by applying accounting rules that are consistent with the majority of our customers and peer companies.


Our consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Our critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of the underlying transaction could significantly change the application of the accounting policies and the resulting financial statement impact. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.


Use of Estimates


The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, the reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available. Actual results could differ from those estimates.

Revenue Recognition


Revenue is recognized when the product is shipped to Axcan's customer, provided Axcan has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under Axcan's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.


Goodwill and Intangible Assets


Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Prior to October 1, 2001, goodwill and intangible assets were amortized using the straight-line method based on their estimated useful lives from 7 to 25 years. Since October 1, 2001, Axcan no longer amortizes goodwill and intangible assets with an indefinite life. Management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of Axcan's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.


Research and Development Expenses


Research and development expenses are charged to operations in the year they are incurred. Acquired research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project with no alternative use are written off at the time of acquisition.


Acquisitions of Companies


On November 7, 2001, Axcan acquired all the outstanding shares of Laboratoires Enteris S.A.S. ("Enteris"), a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $23.0 million and was paid in cash.


On April 17, 2002, Axcan acquired all of the outstanding shares and certain related assets of Laboratoire du Lacteol du Docteur Boucard S.A. ("Lacteol"). Lacteol specializes in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $13.1 million and was paid through the issuance of 365,532 common shares of Axcan and the payment of $8.4 million in cash.


The acquisition costs for both transactions have been allocated to assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the date of the acquisition.

Results of Operations


The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:



                                     For the three-month              For the year ended
                                  period ended September 30              September 30
                                 --------------------------------------------------------
                                         2003          2002           2003          2002
                                 ------------- -------------  ------------- -------------

Revenue                                   100%          100%           100%          100%
-----------------------------------------------------------------------------------------


Cost of goods sold                        26.2          26.0           24.8          25.7

Selling and administrative expenses       34.8          32.9           35.2          37.3

Research and development expenses          5.8           7.4            6.8           6.7

Acquired in-process research              24.6           --             6.7           --

Depreciation and amortization              4.2           5.6            4.5           5.7
-----------------------------------------------------------------------------------------
                                          95.6          71.9           78.0          75.4
-----------------------------------------------------------------------------------------


Operating income                           4.4          28.1           22.0          24.6
-----------------------------------------------------------------------------------------

Financial expenses                         3.4           0.9            2.4           0.7

Loss on foreign exchange                   --            0.1            --            0.2

Interest income                          (1.1)         (1.0)          (0.9)         (0.7)

Takeover bid expenses                      --           --              2.1           --
-----------------------------------------------------------------------------------------
                                           2.3          --              3.6           0.2
-----------------------------------------------------------------------------------------


Income before income taxes                 2.1          28.1           18.4          24.4
-----------------------------------------------------------------------------------------
Income taxes                               6.0           9.7            7.3           8.4
-----------------------------------------------------------------------------------------
Net income (Loss)                        (3.9)          18.4           11.1          16.0
=========================================================================================


Periods Ended September 30, 2003 Compared to Periods Ended September 30, 2002


Revenue

Revenue increased $10.8 million (28.5%) to $48.7 million for the fourth quarter ended September 30, 2003, from $37.9 million for the corresponding quarter of the preceding fiscal year. For the year ended September 30, 2003, revenue was $179.1 million compared to $132.4 million for the preceding fiscal year, an increase of 35.3%. This increase in revenue resulted primarily from sales generated by Axcan's French subsidiary, following the acquisitions of Enteris and Lacteol and sales generated by the PANZYTRAT and DELURSAN product lines. Strong sales of URSO 250 in North America also contributed to the increase. Revenue from our French subsidiary, including domestic and foreign sales, amounted to $12.0 million compared to $5.8 million for the quarter ended September 30, 2002, and $44.2 million compared to $14.8 million for the year ended September 30, 2002.

Cost of Goods Sold

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $2.8 million (28.3%) to $12.7 million for the quarter ended September 30, 2003, from $9.9 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended September 30, 2003 remained relatively stable as compared to the corresponding quarter of the preceding fiscal year, at 26.2% and 26.0%, respectively. For the year ended September 30, 2003, cost of goods sold was $44.5 million (24.8% of revenue), compared to $34.0 million (25.7% of revenue) for the preceding fiscal year. This decrease in the cost of goods sold expressed as a percentage of revenue is due in part to the accounting treatment of the PANZYTRAT revenue during the transition period. Since the acquisition of the PANZYTRAT rights in December 2002, Abbott is acting as an agent for sales of this product line, until marketing authorization transfers are completed. During the transition period, Axcan includes in its revenue the net sales from PANZYTRAT less corresponding cost of goods sold and other Abbott-related expenses. Thus, Axcan's cost of goods sold does not include costs related to these PANZYTRAT sales.

Selling and Administrative Expenses


Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $4.5 million (36.0%) to $17.0 million for the quarter ended September 30, 2003, from $12.5 million for the corresponding quarter of the preceding fiscal year. For the year ended September 30, 2003, selling and administrative expenses increased $13.7 million (27.7%) to $63.1 million, from $49.4 million for the preceding fiscal year. This increase is mainly due to the inclusion of $15.0 million of selling and administrative expenses from Enteris and Lacteol for the year ended September 30, 2003, compared to $7.8 million for the corresponding period of the preceding year, which represented five months of operations for Lacteol and eleven months of operations for Enteris.


Research and Development Expenses


Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf and of salaries and benefits paid to its personnel involved in research and development projects. Excluding acquired in-process research and development, research and development expenses remained stable at $2.8 million for the quarter ended September 30, 2003, which is same as for the corresponding quarter of the preceding fiscal year, and increased $3.2 million (36.0%) to $12.1 million for the year ended September 30, 2003, from $8.9 million for the preceding fiscal year. The increase is primarily due to the fact that Axcan is currently conducting two additional clinical studies on its new CANASA rectal gel formulation in order to meet regulatory requirements. Also, additional costs were incurred to address manufacturing issues at one of the five manufacturing sites involved in the production of HELICIDE.


Acquired In-Process Research


The acquired in-process research of $12.0 million results from the acquisition from Abbott of an exclusive license for North America, the European Union and Latin America, to develop, manufacture and market ITAX(TM), a patented gastroprokinetic drug. Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research liabilities. As this product has not reached technological feasibility and has no known alternative use, it is considered to be acquired in-process research and was expensed in the fourth quarter of the year ended September 30, 2003, the period of acquisition. Because ITAX(TM) is a product under development that has not reached technological feasibility and has no known alternative uses, it is considered to be acquired in-process research and therefore, for accounting purposes, was expensed in the fourth quarter of the year ended September 30, 2003, the period of its acquisition.


Depreciation and Amortization


Depreciation and amortization consists principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization remained stable at $2.1 million for the quarter ended September 30, 2003, which is same as for the corresponding quarter of the preceding fiscal year and increased $0.5 million (6.6%) to $8.1 million for the year ended September 30, 2003 from $7.6 million for the preceding fiscal year. The increase resulted mainly from depreciation and amortization of capital assets acquired in the November 2001 acquisition of Enteris and the April 2002 acquisition of Lacteol.

Financial Expenses


Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $1.4 million to $1.7 million for the quarter ended September 30, 2003, from $0.3 million for the corresponding quarter of the preceding fiscal year. Financial expenses increased $3.4 million to $4.3 million for the year ended September 30, 2003, from $0.9 million for the preceding fiscal year. These increases are mainly due to interest expense on the Notes.


Takeover Bid Expenses


On April 10, 2003, Axcan made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. ("Salix"), which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share for the year ended September 30, 2003.


Income Taxes


Income taxes amounted to $2.9 million for the quarter ended September 30, 2003, compared to $3.7 million for the quarter ended September 30, 2002. Income taxes amounted to $13.0 million for the year ended September 30, 2003 compared to $11.1 million for the preceding fiscal year. The effective tax rates were 39.5% for the year ended September 30, 2003 and 34.4% for the year ended September 30, 2002. The increase in our effective tax rate was due to acquired in-process research which is deductible at a lower rate than most operating expenses. As shown under net income, excluding acquired in-process research and takeover bid expenses, the effective tax rate was 31.4% for the year ended September 30, 2003.


Net Income


Net income (loss) (in thousands of dollars), basic income (loss) per share and diluted income (loss) per share according to U.S. GAAP for the periods ended September 30, 2003 and 2002, were as follows:



                                     For the three-month              For the year ended
                                  period ended September 30              September 30
                                 --------------------------------------------------------
                                         2003          2002           2003          2002
                                 ------------- -------------  ------------- -------------


Net income (loss) in accordance
with U.S. GAAP                    $     -1,904  $       6,992  $     19,925  $     21,188
                                  ============  =============  ============  ============


Income (loss) per common share
   Basic                          $      -0.04  $        0.16  $       0.44  $       0.51

   Diluted                               -0.04           0.15          0.44          0.50

Net income (in thousands of dollars), basic income per share and diluted income per share excluding takeover bid expenses, acquired in-process research and related income taxes for the periods ended September 30, 2003 were as follows :




                                                           Income
                                                           before                                Net            Income
                                                        income taxes     Income taxes           income         per share
                                                     -------------- ----------------------   ----------  --------------------

                                                               $            $         %          $          Basic     Diluted

For the three-month period ended September 30, 2003
---------------------------------------------------

According to U.S. GAAP                                        1,042       2,946      282.7       -1,904       -0.04

Acquired in-process research                                 12,000         982        8.2       11,018        0.24
                                                     -------------- ------------             ----------  ----------
Excluding acquired in-process research                       13,042       3,928       30.1        9,114        0.20     0.19
                                                     ============== ============             ==========  ========== =========

For the year ended September 30, 2003
-------------------------------------

According to U.S. GAAP                                       32,917      12,992       39.5       19,925        0.44

Acquired in-process research                                 12,000         982        8.2       11,018        0.25

Takeover bid expenses                                         3,697       1,290       34.9        2,407        0.05
                                                     -------------- ------------             ----------  ----------
Excluding acquired in-process research and
takeover bid expenses                                        48,614      15,264       31.4       33,350        0.74     0.70
                                                     ============== ============             ==========  ========== =========


This measure of net income, basic income per share and diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain unusual expenses and because it provides similar information for period-to-period comparisons. Investors should consider this non-GAAP measure in the context of Axcan's U.S. GAAP results of operations.


Net loss was $1.9 million or $0.04 of basic and diluted loss per share for the quarter ended September 30, 2003, compared to $7.0 million of net income or $0.16 of basic income per share and $0.15 of diluted income per share for the corresponding quarter of the preceding year. Excluding acquired in-process research and related income taxes, net income for the quarter ended September 30, 2003 was $9.1 million, or $0.20 of basic income per share and 0.19 $ of diluted income per share compared to $7.0 million, or $0.16 of basic income per share and $0.15 of diluted income per share for the corresponding quarter of the preceding year.


For the year ended September 30, 2003, net income was $19.9 million, or $0.44 of both basic and diluted income per share, compared to $21.2 million, or $0.51 of basic income per share and $0.50 of diluted income per share for the preceding year. Excluding takeover bid expenses, acquired in-process research and related income taxes, net income for the year ended September 30, 2003 was $33.4 million, or $0.74 of basic income per share and $0.70 of diluted income per share compared to $21.2 of net income, or $0.51 of basic income per share and $0.50 of diluted income per share for the year ended September 30, 2002.


The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 44.9 million for the quarter ended September 30, 2002 to 45.0 million for the quarter ended September 30, 2003, following the exercise of options previously granted pursuant to Axcan's stock option plan.

The adjusted weighted average number of common shares outstanding used to establish the diluted per share amounts increased from 45.6 million for the quarter ended September 30, 2002 to 45.7 million for the quarter ended September 30, 2003, as the convertible debt represented by the convertible subordinated notes due April 15, 2008 is non-dilutive for the quarter and the year ended September 30, 2003.


For the purpose of establishing the diluted income per share excluding takeover bid expenses, acquired in-process research and related income taxes, the convertible debt becomes dilutive, increasing the adjusted weighted average number of common shares outstanding to 54.6 million for the three month period ended September 30, 2003.


Canadian GAAP


The differences (in thousands of U.S. dollars) between U.S. and Canadian GAAP which affect net income for the periods ended September 30, 2003 and 2002 are summarized in the following table:



                                                                For the three-month          For the year ended
                                                             period ended September 30          September 30
                                                            -----------------------------------------------------
                                                                    2003          2002          2003        2002
                                                            ------------- -------------  ------------ -----------


Net income in accordance with U.S. GAAP                     $      -1,904 $       6,992 $     19,925 $    21,188


Prepaid advertising costs                                               -          -115            -        -457

Implicit interests on convertible debt                             -1,008             -       -2,292           -

Acquired in-process research                                       12,000             -       12,000           -

Amortization of new products acquisition costs                        -14           -14          -54         -54

Income tax impact of the above adjustments                           -977            47         -962         191
                                                            ------------- -------------  ------------ -----------

Net earnings in accordance with Canadian GAAP               $       8,097 $       6,910 $     28,617 $    20,868
                                                            ============= ============= ============ ===========


On March 5, 2003, Axcan closed the Notes financing. As a result of the terms of the Notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the Notes. At September 30, 2003, implicit interest in the amount of $2,292,478 was accrued for and added to the liability component.


Amortization expense under U.S. GAAP differs from Canadian GAAP due to the new product acquisition costs identified upon the acquisition of subsidiaries, which are deferred and amortized from the date of commencement of commercial production under Canadian GAAP. Under U.S. GAAP, these costs, which represent in-process research and development, are deducted from earnings as of the date of acquisition as no alternative future use has been established.


Until September 30, 2001, prepaid advertising costs were deferred and amortized over a two-year period under Canadian GAAP. In 2002, Axcan elected to charge to earnings its scientific symposium costs in the fiscal year when they were incurred. Under U.S. GAAP these costs are deducted from earnings.


Under Canadian GAAP, research and development expenses is stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.


Under U.S. GAAP, acquired in-process research are included in operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the in-process research is deferred and amortized from the date of commencement of commercial production.

Liquidity and Capital Resources


Axcan's cash, cash equivalents and short-term investments increased $90.2 million to $170.9 million at September 30, 2003, from $80.7 million at September 30, 2002. As of September 30, 2003, working capital was $174.8 million, compared to $103.5 million at September 30, 2002. These increases are mainly due to the issuance of Notes for net proceeds of $120.5 million and were partially offset by the acquisition of the rights to the PANZYTRAT product line and DELURSAN for a total cash purchase price of $67.8 million plus transaction expenses. On October 8, 2003, Axcan signed an agreement to acquire the rights to a group of products from Aventis Holding Inc. The purchase price of $145 million will be paid out of Axcan's cash, cash equivalents and short-term investments.


Total assets increased $178.3 million (48.6%) to $545.3 million as of September 30, 2003, from $367.0 million as of September 30, 2002. Shareholders' equity increased $36.2 million (12.3%) to $331.0 million as of September 30, 2003, from $294.8 million as of September 30, 2002.


Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flow from operations, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $242.0 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm, Inc. and from Schwarz Pharma, Inc., a former joint venture partner, to finance the acquisition of Axcan URSO (these amounts have since been repaid).


Axcan has credit facilities with two Canadian chartered banks totaling $55.0 million. The facilities consist of a $15.0 million revolving operating facility renewable annually and a $40.0 million 364-days, extendible revolving facility with a three-year term-out option maturing on October 12, 2007.


The credit facilities are secured by a first security interest on all present and future acquired assets of Axcan and its material subsidiaries, and provide for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10 % of Axcan's net income for the preceding fiscal year.


The interest rate varies depending on Axcan's leverage between 25 basis points to 125 basis points over prime rate and between 125 basis points and 225 basis points over the LIBOR rate or bankers acceptances. The credit facilities may be drawn in U.S. dollars or in Canadian dollars equivalent. As at September 30, 2003, there was no amount outstanding under these credit facilities.


Cash Flows and Financial Resources


Cash flow from operating activities increased $16.2 million (45.9%) to $51.5 million for the year ended September 30, 2003, from $35.3 million for the year ended September 30, 2002. Cash flows from financing activities for the year ended September 30, 2003 were $117.9 million mainly due to the issuance of the Notes, which provided net proceeds of $120.5 million. Cash flows used for investment activities for the year ended September 30, 2003 were $152.1 million, mainly due to the net cash used for the acquisition of short-term investments and the acquisition of intangible assets with the proceeds from the disposal of short-term investments.


Axcan's research and development spending totaled $12.1 million for fiscal 2003 and $8.9 million for fiscal 2002. Axcan believes that its cash and operating cash flow will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan Has Been Added to the Nasdaq Biotechnology Index


Effective Monday, November 24, 2003, Axcan's common shares have been added to the Nasdaq Biotechnology Index. Representing the largest and most actively traded Nasdaq biotechnology stocks, the NASDAQ Biotechnology Index includes companies that are primarily engaged in using biomedical research for the discovery or development of novel treatments or cures for human disease.


Axcan Completes the Acquisition of a Group of Gastrointestinal Products from Aventis


Axcan closed on November 18, 2003 the acquisition of rights to a group of gastrointestinal products from Aventis Holding Inc. The $145 million purchase price was paid out of Axcan's cash on hand and Axcan immediately started marketing CARAFATE(R)/SULCRATE(R), BENTYL(R)/BENTYLOL(R) and PROCTOSEDYL(R).


CARAFATE(R) is the U.S. brand and SULCRATE(R) the Canadian brand of a sulcrafate-based product indicated for the treatment of active duodenal ulcers. Both these products are currently available to patients in suspension and tablet dosage forms.


BENTYL(R) and BENTYLOL(R) are antispasmodic and anticholinergic drugs mainly used for the relief of gastrointestinal symptoms associated with irritable bowel syndrome. These products are available to U.S. and Canadian patients in capsule, tablet and injectable dosage forms.


PROCTOSEDYL(R) (hydrocortisone acetate) is indicated for the reduction of swelling, pain and inflammation of haemorrhoids and other rectal lesions. This product is sold in ointment and suppository dosage forms.


During the last 12 months, Aventis Holding Inc.'s combined net sales of acquired products in these territories were approximately $42 million.


Axcan Submits SALOFALK 750mg Tablets for Approval in Canada

In December 2003 Axcan submitted to the Therapeutic Products Directorate of Health Canada a supplemental New Drug Application for SALOFALK in a 750 mg tablet dosage form, for the treatment of ulcerative colitis. If approved, this new dosage form will complement the 250 and 500 mg SALOFALK tablets Axcan currently markets in Canada for the treatment of Inflammatory Bowel Diseases (Crohn's Disease and ulcerative colitis).

Earnings Coverage


The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2002 and September 30, 2003 and give effect to the issuance of the Notes. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month period ended September 30, 2003 is based on unaudited financial information.


The Canadian GAAP earnings coverage ratios have been calculated based on amounts determined under Canadian GAAP, which include $4.2 million of implicit interest, a non-cash expense.

                                               Canadian GAAP                      US GAAP
                                       ------------------------------    -----------------------------
                                         12 Months        12 Months        12 Months        12 Months
                                           Ended            Ended            Ended            Ended
                                       September 30,    September 30,    September 30,    September 30,
                                           2002             2003             2002             2003
                                       -------------    -------------    -------------    -------------
Pro forma interest
requirements(1)(2) ...........             11.0            10.2                6.5            5.9
Pro forma earnings before
interest expense and income
taxes (1)(3)..................             32.8            48.8               32.5            36.3
Earnings coverage.............             3.0              4.8                5.0            6.1
-----------------------------------
Notes
(1).....In millions of US dollars.
(2) Pro forma interest requirements are detailed as follows:

Financial expenses as per
financial statements..........             1.2              6.6                1.2            4.3
Amortization of issue expense
included in interest..........              -              (0.7)                -            (0.7)
Interest on debentures........             5.3              2.3                5.3            2.3
Implicit interest.............             4.5              1.9                 -              -
                                       -------------    ------------       ------------    -----------
Pro forma interest requirements            11.0            10.2                6.5            5.9
                                       =============    ============       ============    ===========

(3) Pro forma earnings before interest expense and income taxes are detailed as follows:

Net earnings as per financial
statements....................             20.8            28.6               21.1            19.9
Income taxes..................             11.7            14.5               11.1            13.0
Financial expense.............             1.2              6.6                1.2            4.3
Amortization of issue
expense.......................            (0.9)           (0.9)              (0.9)           (0.9)
                                       -------------    ------------       ------------    -----------
Pro forma earnings before
interest expense and income
taxes........................              32.8            48.8               32.5            36.3
                                       =============    ============       ============    ===========




Under U.S. GAAP, our interest requirements amounted to $5.9 million on a pro forma basis for the 12 months ended September 30, 2003 and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, for the 12-month period ended September 30, 2003 was 6.1 to one.


Under Canadian GAAP, our interest requirements amounted to $10.2 million on a pro forma basis for the 12 months ended September 30, 2003 and our earnings coverage ratio for the 12-month period ended September 30, 2003 was 4.8 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.2 million as required by Canadian GAAP.

Incorporation by Reference


The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference and form an integral part of the accompanying Prospectus, as supplemented by this Prospectus Supplement:

(a) our unaudited comparative consolidated financial statements in Canadian GAAP for the three-month period ended December 31, 2002;

(b) our unaudited comparative consolidated financial statements in U.S. GAAP for the three-month period ended December 31, 2002;

(c) our unaudited comparative consolidated financial statements in Canadian GAAP for the three and six-month periods ended March 31, 2003;

(d) our unaudited comparative consolidated financial statements in U.S. GAAP for the three and six-month periods ended March 31, 2003;

(e) our unaudited comparative consolidated financial statements in Canadian GAAP for the three and nine-month periods ended June 30, 2003;

(f) our unaudited comparative consolidated financial statements in U.S. GAAP for the three and nine-month periods ended June 30, 2003;

(g) our unaudited comparative consolidated financial statements in U.S. GAAP for the three and 12-month periods ended September 30, 2003;

(h) our unaudited comparative consolidated financial statements in Canadian GAAP for the three and 12-month periods ended September 30, 2003;

(i) management's discussion and analysis financial condition and results of operations for the year ended September 30, 2003 contained in our unaudited comparative consolidated financial statements for the same period;

(j) our audited comparative consolidated financial statements in Canadian GAAP for the year ended September 30, 2002, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2002;

(k) our audited comparative consolidated financial statements in U.S. GAAP for the year ended September 30, 2002, as well as the auditor's report thereon;

(l) management's discussion and analysis of operating results and financial position for the year ended September 30, 2002 contained in our annual report for the year ended September 30, 2002;

(m) our annual information form dated February 13, 2003 for the year ended September 30, 2002;

(n) the management proxy solicitation circular dated January 24, 2003 for the annual meeting of the shareholders held on February 20, 2003, with the exception of the headings "Statement of Executive Compensation-Composition of the Compensation Committee," "Compensation Committee Report," "Corporate Governance" and "Stock Participation Plan-Performance Graph;" and

(o) the material change reports and press releases dated October 6, 2003 (we announced the receipt of a not approvable letter for HELICIDE from the
     FDA); October 9, 2003 (we announced the acquisition of a line of gastrointestinal products from Aventis); November 11, 2003 (we announced results for the fourth quarter and fiscal 2003); and November 13, 2003 (we announced that our common shares have been added to the Nasdaq Biotechnology Index).

Any document of the type referred to above and any material change report filed by us with the securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the end of the distribution shall under this Prospectus Supplement be deemed to be incorporated by reference in the Prospectus.


Any statement contained in this Prospectus Supplement, the accompanying Prospectus, the First Supplement and in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purpose of this distribution shall be deemed to be modified or superseded, for the purposes of the Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of the Prospectus.

                                   SCHEDULE A



================================================================================================

  Selling Securityholder        Registered Holder      Number of notes held   Amount of notes
                                                                                   held
                                                                                  ($USD)
------------------------------------------------------------------------------------------------

CQS Convertible &          CitiGroup Global Markets                   1,500           1,500,000
Quantitative Strategies    Inc.
Master Fund Limited
------------------------------------------------------------------------------------------------

TCW Group, Inc.            Cede & Co.                                 8,435           8,435,000
------------------------------------------------------------------------------------------------

TOTAL:                                                                                9,935,000
------------------------------------------------------------------------------------------------


[GRAPHIC OMITTED]                                    AXCAN PHARMA INC.

                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4

                                                     TEl.:  (450) 467-5138
                                                     1 (800) 565-3255
                                                     Fax:   (450) 464-9979




SOURCE:                                                        AXCAN PHARMA INC.


TSX SYMBOL (Toronto Stock Exchange):                                         AXP


NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA


DATE:                                                          November 11, 2003
Press Release for immediate distribution

           AXCAN REPORTS STRONG FOURTH QUARTER AND FISCAL 2003 RESULTS
                         REVENUE UP 35% TO $179 MILLION



MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the fourth quarter and fiscal year ended September 30, 2003 (amounts stated in U.S. dollars). For the quarter and fiscal year ended September 30, 2003, the Company reported revenue growth of 28% to $48.7 million and 35% to $179.1 million, respectively. Net income was $9.1 million, or $0.19 per share, and $33.4 million, or $0.70 per share, on a fully-diluted basis for the quarter and year respectively, prior to net unusual costs associated with the takeover bid for Salix Pharmaceuticals and before acquired in-process R&D expense of $12 million. Net income (loss) after these costs for the fourth quarter and year ended September 30, 2003 was $(1.9) million, or $(0.04) per share (fully diluted), and $19.9 million or $0.44 per share (fully diluted), respectively.


"Axcan demonstrated steady progress toward its strategic goals during fiscal 2003. We have strengthened the foundation for our gastroenterology business. Our focus on gaining market share for our existing products and preparing new products for launch to fuel both our short and long-term growth is paying off," said Leon F. Gosselin, President and Chief Executive Officer of Axcan. "During fiscal 2003, Axcan consolidated its leadership position in the North American gastrointestinal market and established a solid presence in Europe. We also developed strategic alliances and relationships that will help us continue to build a strong business," he concluded.


HIGHLIGHTS OF THE QUARTER AND FISCAL 2003


Axcan's fourth quarter culminated a year of strong growth in revenue, earnings, and market share for key products. In addition to the approval of a new indication for PHOTOFRIN, the Company acquired product rights and advanced the scientific development of several products in its pipeline, all of which management believes will accelerate its mid and long-term growth.

PRODUCT SALES


In fiscal 2003, revenues increased mainly due to growth of the Company's core brands and strong penetration of the European market. Key sales figures for fiscal 2003 are as follows:

     o Worldwide sales of pancreatic enzymes (ULTRASE, VIOKASE and PANZYTRAT) amounted to $57.9 million, an increase of 47% over 2002 sales of pancreatic enzymes. PANZYTRAT acquired in the first quarter of fiscal 2003, accounted for $10.2 million of these sales;

     o Worldwide sales of ursodiol (URSO 250, URSO DS and DELURSAN) increased 79% to $53.9 million. DELURSAN acquired in the second quarter of fiscal 2003 accounted for $6.9 million of these sales;

     o Sales of other products in Europe, mainly LACTEOL and TAGAMET, amounted to $27.6 million, a 76% increase over the prior year;

     o Sales of PHOTOFRIN and other products in North America amounted to $14.1 million, an increase of 3%. The Company expects growth in PHOTOFRIN sales in fiscal 2004 with the launch of PHOTOFRIN for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus, which is expected to occur by December 2003.

     o Sales of mesalamine (CANASA and SALOFALK) amounted to $26.2 million, a 24% decrease from the prior year. This decrease was mainly due to the resolution of short product supply, that occurred in 2002, for a product competing in an associated indication as CANASA. Sales of CANASA and SALOFALK in the first month of fiscal 2004 amounted to $4.9 million.


RESEARCH AND DEVELOPMENT UPDATE


ITAX. Axcan recently acquired the rights for a new gastroprokinetic drug (itopride HCl). This therapeutic agent will first be developed for the treatment of motility disorders associated with Non Ulcer Dyspepsia (NUD). All required preclinical as well as Phase I and II studies have already been conducted in Japan and repeated in Europe; the Company intends to initiate a Phase III program in the second quarter of fiscal 2004 and complete it before the end of fiscal 2005.

MESALAMINE PRODUCTS
-------------------

CANASA 1 gram suppositories. Axcan recently completed a Phase III study in North America demonstrating the efficacy and safety of a 1 gram formulation of mesalamine suppository administered once per day versus the currently approved 500 milligram formulation administered twice per day, for the treatment of ulcerative proctitis. Axcan expects to file for regulatory approval in the United States by the end of the first quarter of fiscal 2004, and approval in the United States is anticipated in the second half of fiscal 2004.


CANASA/SALOFALK rectal gel. Axcan is currently conducting Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results should be available in the first half of fiscal 2004. The Company plans to submit regulatory filings for approvals in the United States and Canada shortly thereafter and hopes to launch this product in fiscal 2005.


SALOFALK 750 milligram tablets. Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750 milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. The Company plans to file a Supplemental New Drug Submission for approval in Canada in the first quarter of fiscal 2004.

LIVER DISEASE THERAPIES
-----------------------

HEPENAX. L-Ornithine L-Aspartate ("LOLA"), which is known as HEPENAX was developed by Merz Pharmaceuticals GmbH in Germany. HEPENAX will be further developed in the North American and

European markets for patients suffering from Portal Systemic Encephalopathy ("PSE"), a form of hepatic encephalopathy. The Company will conduct a Phase III clinical development program and plans to seek approval of the intravenous formulation to treat the acute symptoms of this condition. The Company intends to initiate its clinical research program in the second quarter of fiscal 2004 and complete such studies in fiscal 2005.


URSO DS. Axcan filed a Supplemental New Drug Application in the United States for URSO DS (500 milligram ursodiol tablets) for the treatment of Primary Biliary Cirrhosis. Approval is expected in the third quarter of fiscal 2004. If approved, this new formulation should accelerate penetration of the U.S. ursodiol market.


NCX-1000. The U.S. Food and Drug Administration has accepted an Investigational New Drug Application for NCX-1000, a patented nitric oxide derivative of ursodiol, for the treatment of portal hypertension, a late stage complication of chronic liver disease. A Phase I clinical trial involving 16 subjects was successfully completed in April 2003, demonstrating tolerability and safety. Phase II studies are planned to begin in the third quarter of fiscal 2004. Completion of the entire clinical program is expected to occur in calendar year 2006.


Ursodiol disulfate. Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors, the results of which will be announced during the second quarter of fiscal 2004. Axcan intends to initiate animal toxicity studies in the third quarter of fiscal 2004, which will be followed by Phase I studies.


INTERIM FINANCIAL REPORT


This release includes, by reference, the fourth quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis (MD&A) including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, has been filed with applicable U.S. and Canadian regulatory authorities.


CONFERENCE CALL


Axcan will host a conference call at 4:30 P.M. EST, on November 11, 2003. Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days.


The telephone numbers to access the conference call are (800) 814-4857 (Canada and United States) or (416) 640- 4127 (international). A replay of the call will be available until November 18, 2003. The telephone number to access the replay of the call is (416) 640-1917 code: 21023905.


Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.
--------------------------------------------------------------------------------

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

The names CANASA, DELURSAN, HELICIDE, HEPENAX, PHOTOBARR, ITAX, LACTEOL, PANZYTRAT, PHOTOFRIN, SALOFALK, TAGAMET, ULTRASE, URSO and VIOKASE appearing in this press release are registered trademarks of Axcan Pharma Inc. and its subsidiaries.


              Management Discussion and Analysis (MD&A), Financial
                         Statements and Notes Attached

INFORMATION:          David W. Mims
                      Executive Vice President and Chief Operating Officer
                      Axcan Pharma Inc.
                      Tel: (205) 991-8085 ext. 223

or                    Isabelle Adjahi
                      Director, Investor Relations
                      Axcan Pharma Inc.
                      Tel: (450) 467-2600 ext. 2000

                      Web:   www.axcan.com